FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 1, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for May 1, 2008 and incorporated by reference herein is the Registrant’s immediate report dated May 1, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: May 1, 2008

BluePhoenix Solutions Reports Record Financial Results for Q1 2008

HERZLIYA, Israel – May 1, 2008 – BluePhoenix Solutions (NASDAQ: BPHX – News), the leader in value-driven legacy modernization, today announced record financial results for the first quarter ending March 31, 2008. For the quarter, the Company reported record revenue from continued operations of $24.0 million, up 32% compared to $18.2 million for the first quarter last year (excluding Mainsoft, which has been classified as discontinued operation through the financial figures for the quarter and for the year-ago period). Non-GAAP net income was $4.5 million, or $0.21 per diluted share compared to $2.1 million or $0.14 per diluted share in the year-ago period.

“This was a record start to what we believe will be another strong year,” said Arik Kilman, CEO of BluePhoenix Solutions. “We delivered record quarterly revenue, expanded our gross and operating margins, and continued to build the backlog and all key metrics in our business. We look forward to building on these results consistently throughout 2008, and taking advantage of the market opportunity that we see in front of us.”

Financial Highlights

—	Revenue Increased 32% to $24.0 million from $18.2 million one year ago
—	Company recorded a 50% increase in non-GAAP earnings per share to $0.21
—	Devaluation of the U.S Dollar, against the Israeli Shekel increased the Company’s expenses and reduced EPS for the quarter, by approximately 2 cents
—	Company generated $2.1 million in cash from operating activities during the first quarter of 2008
—	The Company’s Board of Directors authorized the execution of a stock buyback program, subject to market conditions. Under the plans, the Company may acquire approximately 800,000 additional shares.

Mr. Kilman, continued, “We are seeing continued strength in the market for the legacy information technology modernization solutions that we provide. Especially during periods of economic uncertainty, organizations seek to reduce license, maintenance and support costs of legacy systems while ensuring that they have the resources and manpower going forward to support their mission critical systems. The analyst group Gartner reported this quarter that based on their research, organizations should not be surprised to find that 25% to 30% of their employees with legacy skills will be eligible to retire in the next three years. As such it is becoming increasingly important for companies to rapidly and efficiently respond to the legacy knowledge and skills that are becoming increasingly scarce. BluePhoenix modernization tools and services play a key role in tackling this growing challenge.”

Operational Highlights

—	BluePhoenix secured a legacy modernization and re-hosting project valued at around $12 million with a large UK financial institution
—	BluePhoenix won two new first quarter contracts valued at approximately $3 million with two companies in the Middle East
—	The Company also won a major contract valued at around $4 million with a UK Government Department. The contract was signed with one of the leading global system integrators

—	BluePhoenix closed its first modernization project in South Korea, with Industrial Bank of Korea (IBK). The initial value of this project is $400,000 and it is expected to take six months to implement.
—	BluePhoenix will include Cicero’s desktop modernization tool as part of a complete modernization solution addressing back-end systems and desktop productivity. Under the partnering agreement, BluePhoenix will include Cicero as part of its legacy modernization toolset.
—	ASNA, a BluePhoenix company, announced that ALTech Software has successfully completed the migration of its Vision NPD solution from System i to .NET. Vision NPD is part of Vision for Food, the first integrated business system designed for Food Technology and Development Departments that complies with standards set by the United Nations for international food manufacturing.
—	Alan Zwiren, a seasoned partner executive, joined BluePhoenix as its new vice president of partners and strategic alliance sales. Alan has over 20 years experience in the enterprise software industry, including seven years with IBM where he was a channel executive responsible for Worldwide Information Management Channel Sales.

Operating Results

GAAP operating income was $1.2 million in the quarter just ended. During the quarter, the Company recorded certain non-cash expenses for amortization and stock based compensation, which totaled $3.1 million. In the year-ago period, GAAP operating income was $2.3 million. During the year-ago period, the non-cash expenses for amortization and stock-based compensation, as well as capitalization of software development costs, totaled $442,000.

Non-GAAP operating income for the quarter was $4.3 million as compared with non-GAAP operating income of $2.8 million during the year-ago period.

Net Income

GAAP net income for the quarter ended March 31, 2008 was $1.2 million or $0.06 and $0.05 per basic and fully diluted share, respectively, based on 20.8 and 22.0 million common shares outstanding, respectively. This compares to net income of $125,000 or $0.01 per basic and fully diluted share based on 14.9 million basic and 15.6 million fully diluted common shares outstanding in the year-ago period.

“We are pleased with the progress we have made thus far in the year and remain on track to achieve our stated goals for top- and bottom-line growth at the operating line in our core business,” Mr. Kilman continued. “However, the U.S. dollar’s weakness against the Israeli shekel continues to impact our net profitability, and thus, it is appropriate that we adjust our guidance for the year to reflect this change in currency rates. Based on current Dollar/Shekel exchange rates, we expect revenues to grow and to be in the range of $101 million to $107 million with profitability of $1.00 to $1.05 earnings per share on a non-GAAP basis.”

Mr. Kilman added, “Looking ahead, based on the growing interest in the market for our modernization solutions, new and increasingly significant partnerships and alliances and significant new orders that we received in recent months, we believe that BluePhoenix will continue to deliver top and bottom line growth.”

Conference Call:

Management will then host a conference call at 4:45 p.m. Eastern Time to discuss the results with the investment community. Anyone interested in participating should call 800-762-9441 if calling within the United States or 480-629-9041 if calling internationally. A replay will be available until May 8, 2008, which can be accessed by dialing 800-406-7325 if calling within the United States or 303-590-3030 if calling internationally. Please use passcode 3866775 to access the replay.

The call will also be accompanied live by webcast over the Internet and accessible at http://viavid.net/dce.aspx?sid=00004EA3 or at the company’s corporate website at http://www.bphx.com.

Non-GAAP FINANCIAL MEASURES

The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, non-GAAP cost of revenues, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP net income and non-GAAP net income (loss) per share. These non-GAAP measures exclude the following items:

—	amortization of purchased intangible assets;
—	capitalization of research and development costs; and
—	equity-based compensation expense.

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix’ GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains and tax effects that may not be indicative of BluePhoenix’ core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix’ performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix’ historical performance and its competitors’ operating results. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled “Reconciliation of GAAP to Non-GAAP.”

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Varda Sagiv	Peter Seltzberg
BluePhoenix Solutions	Hayden Communications
+97299526100	(646) 415-8972
vsagiv @bphx.com	peter@haydenir.com

Financial Media Contact
Jeffrey Stanlis
Hayden Communications
(602) 476-1821
jeff@haydenir.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended March 31,
	2008	2007*
	Unaudited

Revenues	$24,035	$18,232

Cost of revenues	9,974	8,145

Gross profit	14,061	10,087

Research and development costs, net	4,848	2,494

Selling, general and administrative expenses	8,028	5,281

Total operating expenses	12,876	7,775

Operating income	1,185	2,312

Financial expenses, net	48	2,031

Other income	259	-

Income before taxes	1,396	281

Taxes on income (benefit)	(103)	118

	1,499	163

Minority interest	75	102

Net income from continued operation	$1,424	$61

Net income (loss) from discontinued operation	(220)	64

Net Income	$1,204	$125

Net earning per share:
Basic	$0.06	$0.01
Diluted	$0.05	$0.01

Weighted average common shares outstanding	20,802	14,874

Weighted average common shares assuming dilution	22,010	15,565

*	Presented after reclassification of Mainsoft Inc. as discontinued operation.

RECONCILIATION OF GAAP TO NON-GAAP
(In thousands, except per share data)

	Three months ended March 31,
	2008	2007*
	Unaudited

GAAP operating income from continued operation	$1,185	$2,312

Amortization of intangible assets	2,186	1,764
Depreciation of fix assets	-	178
Stock-based compensations	930	37
Capitalization of software development costs	-	(1,537)

Non-GAAP operating income	$4,301	$2,754

GAAP net income from continued operation	$1,424	$61

Amortization of intangible assets	2,186	1,764
Depreciation of fix assets	-	178
Stock-based compensations	930	37
Capitalization of software development costs	-	(1,537)
Non-cash financial and other expenses	-	1,635

Non-GAAP net income	$4,540	$2,138

Non-GAAP diluted earnings from continued operations per share	$0.21	$0.14

BluePhoenix Solutions Ltd.
Selected Financial Metrics

	Q1/08	Q4/07	Q1/07

Revenue	$24,035	$22,730	$18,232

Non-GAAP operating income	4,301	4,216	2,478

Non-GAAP net income	4,540	4,250	1,817

Non-GAAP diluted earnings per share	$0.21	$0.21	$0.12

Diluted weighted average number of outstanding shares	22,010	20,717	15,565

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31,	December 31,
	2008	2007*
	Unaudited

ASSETS

Current Assets:

Cash and cash equivalents	$23,527	$22,571
Marketable securities	424	668
Trade accounts receivable	24,655	22,233
Other current assets	2,451	2,163
Assets attributed to discontinued operation	16,938	17,100

Total Current Assets	67,995	64,735

Non-Current Assets:

Long-term trade receivable	368	512
Investment in affiliated company	208	207
Property and equipment, net	2,674	2,313
Goodwill	53,170	49,683
Intangible assets and other, net	27,244	29,408

Total Non-Current Assets	83,664	82,123

TOTAL ASSETS	$151,659	$146,858

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Convertible debentures	$-	$67
Trade accounts payable	4,402	3,673
Deferred revenues	5,481	5,453
Other current liabilities	14,129	16,365
Liabilities attributed to discontinued operation	7,204	7,146

Total Current Liabilities	31,216	32,704

Non-Current Liabilities

Accrued severance pay, net	1,665	1,549
Loans from others	85	135

Total Non-Current Liabilities	1,750	1,684

Minority interests	836	762

Shareholders' Equity	117,857	111,708

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$151,659	$146,858

*	Presented after reclassification of Mainsoft Inc. as discontinued operation.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended March 31,
	2008	2007*
	Unaudited

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,204	$125
Adjustments to reconcile net income to net cash provided by operating activities:
loss (income) from discontinued operation	220	(64)
Minority interests in profits of subsidiaries	74	102
Depreciation and amortization	2,340	2,036
Increase in accrued severance pay, net	116	292
Gain on sale of property	-	(3)
Change in value of long term-loans and liabilities	-	1,223
Stock - based and non cash compensations	930	37
Deferred income taxes, net	(125)	-
Changes in operating assets and liabilities:
Marketable securities	15	446
Increase in trade receivables	(1,852)	(940)
Decrease (increase) in other current assets	(120)	(582)
Increase in trade payables	500	748
Increase (decrease) in other current liabilities and deferred revenues	(1,177)	(571)

Net cash provided by operating activities	2,125	2,849

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(449)	(177)
Proceeds from sale of property and equipment	-	8
Capitalization of research and development costs	-	(1,535)
Additional consideration of previously acquired subsidiaries and purchase of activity	(2,285)	(306)
Purchased of newly-consolidated subsidiaries	(15)	-

Net cash used in investing activities	(2,749)	(2,010)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	-	(152)
Repayment of long-term loans, net	(40)	(34)
Exercise of employee share options and warrants	1,620	1,189

Net cash provided by financing activities	1,580	1,003

NET CASH PROVIDED BY ONGOING OPERATION	956	1,842
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	22,571	8,067

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$23,527	$9,909

CASH FLOWS - DISCONTINUED OPERATION:
Cash flow used in operating activity	(1,159)	2,541
Cash flow used in investment activity	(31)	(689)

NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATION	(1,190)	1,852

*	Presented after reclassification of Mainsoft Inc. as discontinued operation.